SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           --------------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November 2008

                        MER TELEMANAGEMENT SOLUTIONS LTD.
                              (Name of Registrant)

                    22 Zarhin Street, Ra'anana 43662, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F  [X]   Form 40-F [  ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82-
              ------------

This Form 6-K is being incorporated by reference into the Registrant's Form F-3 Registration Statement File No. 333-128225 and Form S-8 Registration Statements File Nos. 333-12014 and 333-123321.

                        MER Telemanagement Solutions Ltd.

6-K Item

                  1. MTS Announces Financial Results for the Three and Nine Month Periods Ended September 30, 2008

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            MER TELEMANAGEMENT SOLUTIONS LTD.
                                                  (Registrant)

                                             By:
                                                -----------------------------
                                                 Eytan Bar
                                                 Chief Executive Officer

Date:  November 12, 2008

                    [MER TELEMANAGEMENT SOLUTIONS LTD LOGO]

                MTS Announces Financial Results for the Three and
                  Nine Month Periods Ended September 30, 2008

Ra'anana, Israel -November 12, 2008 - MTS - Mer Telemanagement Solutions Ltd. (Nasdaq Capital Market: MTSL), a global provider of business support systems
(BSS) for comprehensive telecommunication management and customer care & billing (CC&B) solutions, today announced its financial results for the three and nine month periods ended September 30, 2008.

Revenues for the third quarter of 2008 were $2.1 million, compared with $2.2 million for the same quarter last year. The Company's operating loss declined to $224,000 in the third quarter of 2008 compared to an operating loss of $1.5 million for the third quarter of 2007. Revenues for the nine month period ended September 30, 2008 were $6.9 million, compared with $7.1 million for the comparable period in 2007.

Net loss for the third quarter was $222,000 or ($0.03) per diluted share, compared with a net loss of $1.7 million or ($0.29) per diluted share in the third quarter of 2007. This decrease was mainly attributable to the Company's focus on reducing its operating expenses. Net loss for the nine months ended September 30, 2008 quarter was $39,000 or ($0.01) per diluted share, compared with a net loss of $5.1 million or ($0.88) per diluted share in the comparable period in 2007.

The Company ended the third quarter with approximately $1.6 million in cash and cash equivalents, including marketable securities. During the third quarter of 2008 the company had a positive operating cash flow of $268,000 compared to a negative operating cash flow of $291,000 in the third quarter of 2007.

"MTS made a significant change in the last 12 months by implementing its restructuring plan, focusing mainly on reducing the Company's operating expenses and selling its non-core assets for which significant synergies or added values no longer exist. The results of this process are reflected in the financial statements of the Company" said Eytan Bar, CEO of MTS. "Even though the economic environment has entered a period of slowdown and the fluctuations in the exchange rate between the US dollar and other major currencies has negatively affected our profit and loss statement, we were able to decrease our operating expenses significantly and achieve improved financial results."

"We are committed to closely monitoring our operating expenses and reducing our overall costs as well as achieving revenue growth," continued Mr. Bar. "The Company has strengthened its main financial indicators and we intend to focus on our search for new opportunities and on expanding our core business," concluded Mr. Bar.

About MTS

Mer Telemanagement Solutions Ltd. (MTS) is a worldwide provider of innovative solutions for comprehensive telecommunications expense management (TEM) used by enterprises, and for business support systems (BSS) used by information and telecommunication service providers. Since 1984, MTS Telecommunications' expense management solutions have been used by thousands of enterprises and organizations to ensure that their telecommunication services are acquired, provisioned, and invoiced correctly. In addition, the MTS's Application Suite has provided customers with a unified view of telecommunication usage, proactive budget control, personal call management, employee cost awareness and more.

MTS's solutions for Information and Telecommunication Service Providers are used worldwide by wireless and wireline service providers for interconnect billing, partner revenue management and for charging and invoicing their customers. MTS has pre-configured solutions to support emerging carriers of focused solutions (e.g. IPTV, VoIP, MVNO) to rapidly install a full-featured and scaleable solution. MTS's unique technology reduces integration risks and lessens revenue leakage by using the very same system to manage retail and wholesale business as well as supporting multiple business units. Total cost of ownership is reduced by providing web-based customer self-care and provisioning.

Headquartered in Israel, MTS markets its solutions through wholly owned subsidiaries in the United States, Hong Kong, The Netherlands, and Brazil, as well as through OEM partnerships with Siemens, Phillips, NEC and other vendors. MTS shares are traded on the NASDAQ Capital Market (symbol MTSL). For more information please visit the MTS web site: www.mtsint.com.

Forward-Looking and Cautionary Statements
Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulations, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company's filings with the United States Securities and Exchange Commission.

Contacts:
Company:

Alon Mualem
CFO
Tel: +972-9-762-1733
Email: Alon.Mualem@mtsint.com

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. dollars in thousands

                                                          September 30,   December 31,
                                                              2008            2007
                                                          -------------   -------------
                                                            Unaudited        Audited
                                                          -------------   -------------

     ASSETS

CURRENT ASSETS:
   Cash and cash equivalents                              $       1,441   $       1,437
   Marketable securities                                            205             169
   Trade receivables (net of allowance for bad debt
     of $ 716 and 882 as of September 30, 2008
     and December 31, 2007, respectively                          1,016           1,172
   Unbilled receivables                                              --            129
   Other accounts receivable and prepaid expenses                   284             544
   Other investments                                                 --             221
   Inventories                                                       80              66
                                                          -------------   -------------

Total current assets                                              3,026           3,738
                                                          -------------   -------------

LONG- TERM ASSETS:
   Severance pay fund                                               764             730
   Other accounts receivables                                        41               3
   Deferred income taxes                                            123             123
                                                          -------------   -------------

Total long-term assets                                              928             856
                                                          -------------   -------------

PROPERTY AND EQUIPMENT, NET                                         201             283
                                                          -------------   -------------

OTHER ASSETS:
   Goodwill                                                       2,796           2,796
   Other intangible assets, net                                     660             805
                                                          -------------   -------------

Total other assets                                                3,456           3,601
                                                          -------------   -------------

Total assets                                              $       7,611   $       8,478
                                                          =============   =============

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. dollars in thousands

                                                     September 30,     December 31,
                                                         2008             2007
                                                     -------------    -------------
                                                       Unaudited          Audited
                                                     -------------    -------------

     LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
   Short term bank credit and
     current maturities of bank loan                 $          24    $         606
   Trade payables                                              337              447
   Other liabilities and accrued expenses                    2,142            3,309
   Deferred revenues                                         1,405            1,390
                                                     -------------    -------------

Total current liabilities                                    3,908            5,752
                                                     -------------    -------------

LONG-TERM LIABILITIES - accrued severance pay                1,175            1,157
                                                     -------------    -------------

SHAREHOLDERS' EQUITY:
   Share capital -
     Ordinary shares of NIS 0.01 par value -
       Authorized: 12,000,000 shares at
       September 30, 2008 and December 31, 2007;
       Issued: 6,754,136 at September 30, 2008 and
       5,784,645 at December 31, 2007; Outstanding:
       6,743,336 at September 30, 2008 and 5,773,845
       at December 31, 2007.                                    20               17
   Additional paid-in capital                               17,214           16,201
   Treasury shares (10,800 Ordinary shares)                    (29)             (29)
   Accumulated other comprehensive income                       (6)              12
   Accumulated deficit                                     (14,671)         (14,632)
                                                     -------------    -------------

Total shareholders' equity                                   2,528            1,569
                                                     -------------    -------------

Total liabilities and shareholders' equity           $       7,611    $       8,478
                                                     =============    =============

CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)

                                                     Nine months ended              Three months ended
                                                         September 30,                 September 30,
                                                 --------------------------    --------------------------
                                                    2008           2007           2008           2007
                                                 -----------    -----------    -----------    -----------
                                                          Unaudited                    Unaudited
                                                 --------------------------    --------------------------

 Revenues:
   Products sales                                $     4,097    $     4,463    $     1,179    $     1,393
   Services                                            2,776          2,675            871            794
                                                 -----------    -----------    -----------    -----------
                                                       6,873          7,138          2,050          2,187
 Total revenues
                                                 -----------    -----------    -----------    -----------

 Cost of revenues:
   Products sales                                        959          1,474            236            618
   Services                                              574            697            241            172
                                                 -----------    -----------    -----------    -----------

Total cost of revenues                                 1,533          2,171            477            790
                                                 -----------    -----------    -----------    -----------

Gross profit                                           5,340          4,967          1,573          1,397
                                                 -----------    -----------    -----------    -----------

Operating expenses:
   Research and development                            2,114          2,093            702            645
   Selling and marketing                               1,346          2,650            330          1,011
   General and administrative                          2,242          2,712            765          1,193
   Impairment of goodwill and other intangible
     assets                                               --          2,312             --             --
                                                 -----------    -----------    -----------    -----------

Total operating expenses                               5,702          9,767          1,797          2,849
                                                 -----------    -----------    -----------    -----------

Operating loss                                          (362)        (4,800)          (224)        (1,452)
Financial income (expenses), net                         (59)           (31)             2            (18)
Capital gain on sale of other investment                 382             --             --             --
                                                 -----------    -----------    -----------    -----------

Income (loss) before taxes on income                     (39)        (4,831)          (222)        (1,470)
Taxes on income                                           --             --             --             --
                                                 -----------    -----------    -----------    -----------

Income (loss) before equity in earnings of
   affiliate                                             (39)        (4,831)          (222)        (1,470)
Equity in earnings (loss) of affiliate                    -            (232)            --           (206)
                                                 -----------    -----------    -----------    -----------

Net income (loss)                                $       (39)   $    (5,063)   $      (222)   $    (1,676)
                                                 ===========    ===========    ===========    ===========

Net income (loss) per share:
   Basic and diluted net income (loss) per
     Ordinary share                              $     (0.01)   $     (0.88)   $    (0.03)   $     (0.29)
                                                 ===========    ===========    ===========    ===========

   Weighted average number of Ordinary shares
      used in computing basic and diluted net
      income (loss) per share                      6,408,881      5,773,845      6,523,845      5,773,845
                                                 ===========    ===========    ===========    ===========